Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Sysco Corp. (SYY)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Sysco Corp. (SYY)

Vote Yes: Item #4

Climate Transition Report on Company

Alignment with 1.5oC Emission Reduction Targets

Annual Meeting: November 19, 2021

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Sysco issue a report within a year, and annually thereafter, at reasonable expense and excluding confidential information, disclosing short, medium, and long-term greenhouse gas targets aligned with the Paris Agreement’s goal of maintaining global temperature rise at 1.5 degrees Celsius, and progress made in achieving them. This report should cover the Company’s full scope of operational and product related emissions.

Supporting Statement: Proponents suggest, at Company discretion, the report describe:

•	The Company’s climate transition plan for achieving its GHG reduction goals over time, including aligned capital allocation where relevant;
•	A rationale for any decision not to set targets aligned with the Paris Agreement’s 1.5 degree goal;
•	Other information the Board deems appropriate.

SUMMARY

Climate-related financial risks continue to intensify and pose material threats for companies. 2020 set a new record for billion-dollar weather and climate disasters in the U.S. with a total of $95.8 billion of costs associated with storms, cyclones, wildfire, and drought.1 Beyond physical risks, companies are exposed to increasingly costly policy, technology, and reputational risks associated with failing to transition to a low carbon economy.2 The U.S. Commodity Futures Trading Commissions states that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.3

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1 https://www.ncdc.noaa.gov/billions/summary-stats/US/2020

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf  pg 6

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf pg 1

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

To address climate-related financial risks, investors seek clear, consistent, and credible net zero by 2050 transition plans from companies. BlackRock’s CEO writes that “there is no company whose business model won’t be profoundly affected by the transition to a net zero economy” and that investors “are asking companies to disclose a plan for how their business model will be compatible with a net zero economy”.4 In response to the need to establish robust transition plans, the Climate Action 100+ initiative, a coalition of 615 investors with over $55 trillion in assets, has developed the Net Zero Company Benchmark outlining metrics of climate accountability including a net zero goal, Paris-aligned greenhouse gas (GHG) reduction targets across short, medium, and long term time frames aligned with net zero, actions taken by the company to achieve decarbonization targets, and linking GHG reduction to executive compensation, among others. Major companies are now producing, or plan to produce, climate transition plans including Unilever, Moody’s, S&P Global, Shell, and Nestlé, among others.5 Across the market, over 800 companies have joined the “Business Ambition for 1.5°C” to commit to set net zero GHG reduction targets in line with a 1.5 degrees Celsius future.6

Sysco Corp. currently lacks targets or a clear plan to reduce its GHG emissions and align its business with the Paris Agreement’s 1.5 degree Celsius goal. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

Sysco has failed to establish and disclose an enterprise-wide GHG reduction goal aligned with the global 1.5oC goal or a climate transition plan to achieve such goal. While Sysco is undertaking limited emission reduction initiatives, including purchasing some electric vehicles and increasing renewable electricity adoption to 20 percent by 20257, the Company has not set targets to reduce GHG emissions across its entire enterprise or disclosed a plan for how to decarbonize its business at a rate consistent with achieving net zero emissions. The company does state that it “commit[s] to reducing the carbon footprint of our fleet and operations” and that a “new emissions goal is in development”, but the company fails to provide essential details on its currently ambiguous commitment or a timeline for when reduction goals will be established.8 In the company’s 2021 CDP submission, Sysco reported that net zero emission reduction initiatives are under investigation or are to be implemented in the future, demonstrating a lack of adequate current planning to reduce emissions.9 Sysco is exposed to numerous financial, reputational, technological, and regulatory risks associated with climate change and will benefit from establishing a robust net zero climate transition plan and targets to effectively achieve Paris-aligned GHG emissions reductions.

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4 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

5 https://www.sayonclimate.org/supporters/

6 https://sciencebasedtargets.org/business-ambition-for-1-5c

7 https://www.sysco.com/dam/Sysco/About/Corporate-Social-Responsibility/SYY-003_2020_CSR_v20.pdf

8 https://www.sysco.com/About/Company-Profile/Corporate-Social-Responsibility/Planet.html

9 https://www.sysco.com/dam/jcr:edca1cd2-2472-404f-a1ba-c131d5988279/SYY%20CDP%20Climate%20Change_2021%20Submission2.pdf pg40

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Sysco lags peer companies in establishing company-wide, science-based, GHG emission reduction goals across its full range of operations. Kimberly-Clark Corporation, The Kroger Company, and Target Corp. have all established GHG reduction goals, certified by the Science Based Targets initiative.10 Many companies in the consumer staples sector, including Walmart, Estee Lauder, and Colgate-Palmolive have established goals to achieve net zero emissions by 2050 or sooner. A recent study found that at least one fifth of the world’s 2,000 largest publicly listed companies have established, or committed to establish, a net zero GHG reduction target.11 Sysco lags behind these peers by failing to establish GHG reduction targets aligned with net zero by 2050 and the Paris Agreement’s goal of maintaining global temperature rise at 1.5 degrees Celsius.

Sysco’s adoption of a 20% renewable electricity goal and a goal to increase alternative fuels by 20% of its tractor fleet is minimal. Hundreds of companies, including the food and beverage distributers Anheuser-Busch, Danone, and PepsiCo, have achieved, or set goals to achieve, 100 percent renewable electricity.12 Renewable energy is only a small portion of Sysco’s electricity sourcing, at 11 percent. 13 Sysco states it intends to source 20 percent of its electricity from renewable sources by 2025.14 However, this goal is not ambitious enough to keep Sysco on track to achieve net zero emissions by 2050. Additionally, Sysco reported zero percent progress on its 2025 goal to power 20 percent of its tractor fleet with alternative fuels.15 Sysco’s failure to adopt ambitious renewable electricity goals and to achieve any progress in using alternative fuels underscores the importance of establishing a clear transition plan to reduce enterprise-wide GHG emissions in line with global net zero goals.

Sysco has failed to address key climate benchmarking metrics such as the Climate Action 100+ Net Zero Company Benchmark, the Science Based Targets Initiative, or the Task Force on Climate-related Financial Disclosures (TCFD). Sysco has not yet reported against the Climate Action 100+ Net Zero Company Benchmark indicators16 including failing to set a net zero ambition; provide short, medium, and long term GHG reduction targets to achieve that goal; developing a plan to meet those goals and to decarbonize capital allocations; and others. Alternatively, the Company has not set GHG reduction targets aligned with the Science Based Targets Initiative to limit global warming to 1.5oC.17 Sysco also fails to report on the recommended disclosures of TCFD.18 The company does not disclose its process for identifying, assessing, or managing climate-related risks or the resilience of the Company to a 1.5 degree Celsius scenario, which are critical disclosures identified by TCFD. While Sysco submitted a CDP Climate Change 2021 response,19 this reporting does not disclose short, medium, and long-term greenhouse gas targets aligned with the Paris Agreement’s goal of maintaining global temperature rise at 1.5 degrees Celsius, and progress made in achieving them.

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10 https://sciencebasedtargets.org/companies-taking-action#table

11 https://www.forbes.com/sites/dishashetty/2021/03/24/a-fifth-of-worlds-largest-companies-committed-to-net-zero-target/?sh=4218c45a662f

12 https://www.there100.org/re100-members

13 https://www.sysco.com/dam/Sysco/About/Corporate-Social-Responsibility/SYY-003_2020_CSR_v20.pdf p.41

14 Ibid.

15 Ibid.

16 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

17 https://sciencebasedtargets.org/news/sbti-raises-the-bar-to-1-5-c

18 https://assets.bbhub.io/company/sites/60/2020/10/FINAL-2017-TCFD-Report-11052018.pdf p.14

19 https://www.sysco.com/dam/jcr:edca1cd2-2472-404f-a1ba-c131d5988279/SYY%20CDP%20Climate%20Change_2021%20Submission2.pdf

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Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

CONCLUSION

Vote “Yes” on this Shareholder Proposal to establish a Climate Transition Report on Company

Alignment with the global 1.5oC Goal. Sysco has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris goal, failed to align its emissions and reporting with scientifically based benchmarks, and currently lacks a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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